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                                                            OMB Approval
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                                                  OMB Number:       3235-0145
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                                                  hours per form . . . . . 14.90
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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13D/A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)*


                           NEOZYME II CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     CALLABLE COMMON STOCK, $1.00 PAR VALUE
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G6420H11
                     --------------------------------------
                                 (CUSIP Number)

         DAVID J. MCLACHLAN                           MAUREEN P. MANNING
         GENZYME CORPORATION                          PALMER & DODGE LLP
         ONE KENDALL SQUARE                           ONE BEACON STREET
         CAMBRIDGE, MA 02139                          BOSTON, MA 02108
         (617) 252-7500                               (617) 573-0100
- --------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                             September 23, 1996
- --------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (a fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)

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                                SCHEDULE 13D/A

- ------------------                                            ------------------
CUSIP No. G6420H11                                            Page 2 of 33 Pages
- ------------------                                            ------------------
- --------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           GENZYME CORPORATION
           IRS Identification No.:  06-1047163
- --------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP*  (a)      / /
                                                                (b)      / /
           NOT APPLICABLE
- --------------------------------------------------------------------------------
3.         SEC USE ONLY

- --------------------------------------------------------------------------------
4.         SOURCE OF FUNDS*
           WC
- --------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(D) or 2(E)                                 / /
           NOT APPLICABLE
- --------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           MASSACHUSETTS
- --------------------------------------------------------------------------------
                          7.      SOLE VOTING POWER
        NUMBER OF                 2,415,000
         SHARES           ------------------------------------------------------
      BENEFICIALLY        8.      SHARED VOTING POWER
        OWNED BY                  0
          EACH            ------------------------------------------------------
        REPORTING         9.      SOLE DISPOSITIVE POWER
         PERSON                   2,415,000
          WITH            ------------------------------------------------------
                          10.     SHARED DISPOSITIVE POWER
                                  0
- --------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,415,000
- --------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                               / /
           NOT APPLICABLE
- --------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           100%
- --------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*
           CO
- --------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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

     This Amendment No. 1 relates to the Callable Common Stock, $1.00 per share ("Callable Common Stock"), of Neozyme II Corporation ("Neozyme II") and amends the statement on Schedule 13D initially filed by Genzyme Corporation ("Genzyme") with the Securities and Exchange Commission (the "Commission") on June 22, 1992 and amended by Amendment No. 1 thereto filed with the Commission on September 6, 1996.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 is hereby amended to add the following as the penultimate paragraph thereof:

     On September 23, 1996, Genzyme and Neozyme II announced that they have signed a definitive acquisition agreement under which Genzyme will commence a tender offer for all outstanding units of Neozyme II at $45 per unit in cash. Under the agreement, if the tender offer is successfully completed, a second-step transaction will be effected in which the Neozyme II unitholders who do not tender their units will be entitled to receive $29 in cash for each share of callable common stock included in the untendered units. The callable warrants included in the units will remain outstanding. The Purchase Agreement among Genzyme, Neozyme II and Neozyme II Acquisition Corp. is attached hereto as Exhibit A and the press release announcing the execution of such agreement is attached hereto as Exhibit B. Each of these exhibits is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A:  Purchase Agreement dated September 20, 1996 among Genzyme
                 Corporation, Neozyme II Acquisition Corp. and Neozyme II Corporation. Filed herewith.

     Exhibit B:  Press release of Genzyme Corporation and Neozyme II
                 Corporation dated September 23, 1996. Filed herewith.


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

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 24, 1996               GENZYME CORPORATION



                                      By: /s/ David J. McLachlan
                                          -------------------------------------
                                              David J. McLachlan
                                              Senior Vice President, Finance and
                                              Chief Financial Officer


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

                                  EXHIBIT INDEX
                                                                        PAGE
                                                                        ----

Exhibit A:  Purchase Agreement dated September 20, 1996 among Genzyme
            Corporation, Neozyme II Acquisition Corp. and Neozyme II
            Corporation. Filed herewith.                                   6

Exhibit B:  Press release of Genzyme Corporation and Neozyme II
            Corporation dated September 23, 1996. Filed herewith.         35



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